SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*


                      EAGLE BANCGROUP, INC.
                         (Name of Issuer)


                           Common Stock
                  (Title of Class of Securities)


                             26941T03
                          (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G                                    Page 2 of 6 Pages

CUSIP No. 26941T03


     1)   Names of Reporting Persons/I. R. S. Identification Nos.
of Above Persons (Entities Only):

               Williamson Investors Limited Partnership

     2)   Check the Appropriate Box if a Member of a Group (See
Instructions):
          (a)
          (b)

     3)   SEC Use Only:


     4)   Citizenship or Place of Organization:

               North Carolina

Number of      (5)  Sole Voting Power:            0
Shares Bene-
ficially       (6)  Shared Voting Power:          0
Owned by
Each Report-   (7)  Sole Dispositive Power:       0
ing Person
With           (8)  Shared Dispositive Power:     0

     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
               0

     10)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):


     11)  Percent of Class Represented by Amount in Row 9:

               0%

     12)  Type of Reporting Person (See Instructions):

               PN

Schedule 13G                                    Page 3 of 6 Pages

CUSIP No. 26941T03

     1)   Names of Reporting Persons/I. R. S. Identification Nos.
of Above Persons (Entities Only):

               William H. Williamson, III

     2)   Check the Appropriate Box if a Member of a Group (See
Instructions):
          (a)
          (b)


     3)   SEC Use Only:


     4)   Citizenship or Place of Organization:

               United States


Number of      (5)  Sole Voting Power:            0
Shares Bene-
ficially       (6)  Shared Voting Power:          0
Owned by
Each Report-   (7)  Sole Dispositive Power:       0
ing Person
With           (8)  Shared Dispositive Power:     0


     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
               0


     10)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):



     11)  Percent of Class Represented by Amount in Row 9:

               0%


     12)  Type of Reporting Person (See Instructions):

               IN

SCHEDULE 13G                                    Page 4 of 6 Pages

Item 1(a):     Name of Issuer:     EAGLE BANCGROUP, INC.

Item 1(b):     Address of Issuer's Principal Executive Offices:

               301 Fairway Drive
               Bloomington, IL 61701

Item 2(a):     Name of Person Filing:
               This schedule is filed on behalf of Williamson Investors Limited Partnership, a North Carolina limited partnership ("WILP"), and William H. Williamson, III, the Managing General Partner of WILP, and a citizen of the United States.

Item 2(b):     Address of Principal Business Office or, if none,
               Residence:

               Two First Union Center, Suite 1610
               Charlotte, North Carolina 28282

Item 2(c):     Citizenship:   See above Item 2(a)

Item 2(d):     Title of Class of Securities:

               Common Stock

Item 2(e):     CUSIP Number:  26941T03

Item 3: If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)[ ] Bank as defined in section 3(a)(6) of the Act
          (15 U.S.C. 78c).

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)[ ] An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G (continued)                        Page 5 of 6 Pages

          (i)[ ] A church plan that is excluded from the definition of an investment company under section
          3(c)(14) of the Investment Company Act of 1940 (15
          U.S.C. 80a-3);

          (j)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Section 240.13d-1(c), check this box [x].

Item 4:   Ownership:

          (a)  Amount beneficially owned:

               WILP beneficially owns no shares of common stock of the issuer. Mr. Williamson is the managing general partner of WILP.

          (b)  Percent of Class:   0%

          (c)  Number of shares as to which such person has:
                (i) Sole power to vote or to direct the
                    vote:                        0
               (ii) Shared power to vote or to direct the
                    vote:                        0
              (iii) Sole power to dispose or to direct the
                    disposition of:              0
               (iv) Shared power to dispose or to direct the
                    disposition of:              0

Item 5:   Ownership of Five Percent or Less of a Class:    N/A

          If this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6:   Ownership of More than Five Percent on Behalf of
          Another Person:  N/A

Item 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent
          Holding Company:    N/A

Item 8:   Identification and Classification of Members of the
          Group:      N/A

Item 9:   Notice of Dissolution of Group:     N/A

Item 10:  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G (continued)                        Page 6 of 6 Pages

                            SIGNATURES


After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: January 19, 1999        Williamson Investors Limited
                              Partnership


                              By:/s/ WILLIAM H. WILLIAMSON, III
                                     William H. Williamson, III,
                                     Managing General Partner


                              /s/ WILLIAM H. WILLIAMSON, III
                                  William H. Williamson, III